

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2006

<u>Via US Mail and Facsimile</u>

Mr. Thomas J. Quinlan, III
Chief Financial Officer
R. R. Donnelley and Sons Company
111 South Wacker Drive
Chicago, Illinois 60606

Re: R. R. Donnelley and Sons Company
Form 10-K for the year ended December 31, 2005
Commission File Number: 001-04694

Dear Mr. Quinlan:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief